November 22, 2013

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Petróleos Mexicanos

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 000-00099

Dear Mr. Schwall:

By letter dated November 8, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided an additional comment on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the Commission on April 30, 2013.

As discussed with Karina Dorin of the Staff on November 20, 2013, Petróleos Mexicanos is still engaged in a review of the information required to respond to the comment and respectfully requests that it be granted an extension until December 10, 2013 to respond to the Commission.

Mr. H. Roger Schwall, p. 2

If you have any questions regarding this extension request or require any additional information, please do not hesitate to contact me at (212) 225-2608 or Grant M. Binder at (212) 225-2575.

Very truly yours,

/s/ Alejandro Canelas Fernandez
              Alejandro Canelas Fernandez

cc:	Ms. Karina V. Dorin
Ms. Laura Nicholson

U.S. Securities and Exchange Commission

Mr. Emilio Ricardo Lozoya Austin
Mr. Mario Alberto Beauregard Álvarez

Mr. Marco Antonio de la Peña

Mr. Rodolfo Campos Villegas
Mr. Víctor M. Cámara Peón

Ms. Silvia Oropeza Querejeta
Mr. Rolando Galindo Galvez
Mr. Francisco J. Torres Suárez

Mr. Carlos Caraveo Sánchez

Mr. Eduardo Raúl Calvo Barbeau

Petróleos Mexicanos

Mr. Jorge U. Juantorena
Mr. Grant M. Binder
Mr. Alex Speyer

Cleary Gottlieb Steen & Hamilton LLP